UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 33-19309

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG LOTS, INC. SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIG LOTS, INC.
300 Phillipi Road, P.O. Box 28512
Columbus, Ohio 43228-0512
(614) 278-6800

BIG LOTS, INC. SAVINGS PLAN AND TRUST

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Schedule H, line 4i – Schedule of Assets Held at December 31, 2001	8

SIGNATURES	9

EXHIBITS:

Independent Auditor’s Consent (EXHIBIT 23)

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator of the Big Lots, Inc. Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Big Lots, Inc. Savings Plan and Trust (the “Plan”) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Dayton, Ohio
June 20, 2002

BIG LOTS, INC. SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000

ASSETS

INVESTMENTS (Notes D and E):

Big Lots, Inc. common shares	$22,347,810	$18,391,747

Money market fund — Merill Lynch Retirement Preservation Trust	32,232,141	29,145,734

Mutual funds:

Dreyfus S&P 500 Index Fund	3,347,438	3,772,520

Fidelity U.S. Bond Fund	2,388,847	1,267,298

Janus Twenty Fund	5,113,055	7,448,215

Merrill Lynch Basic Value Fund	12,642,448	12,681,998

Merrill Lynch Capital Fund	6,757,092	7,094,345

Merrill Lynch Global Allocation Fund	7,214,484	7,099,050

Merrill Lynch Growth Fund	3,876,117	5,358,711

Participant loans	5,705,458	6,532,053

Total investments	101,624,890	98,791,671

Contribution receivable from:

Big Lots, Inc.	4,128,671	5,248,578

Participants	336,918	386,807

Non-qualified plan	64,311

Cash		111,397

TOTAL ASSETS	106,154,790	104,538,453

Administrative expenses payable	147,420	71,640

NET ASSETS AVAILABLE FOR BENEFITS	$106,007,370	$104,466,813

See notes to financial statements.

BIG LOTS, INC. SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

ADDITIONS:

Contributions:

Participant	$7,636,907

Company — stock	4,128,667

Company — cash	128,450

Rollovers	147,720

Total contributions	12,041,744

Investment income:

Interest	501,370

Dividends	4,493,976

Net depreciation in fair value of investments (Note E)	(6,916,439)

Total investment loss	(1,921,093)

Total additions	10,120,651

DEDUCTIONS:

Benefits paid to plan participants	8,328,658

Administrative expenses	251,436

Total deductions	8,580,094

NET INCREASE	1,540,557

NET ASSETS:

Beginning of year	104,466,813

End of year	$106,007,370

See notes to financial statements.

BIG LOTS, INC. SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

A.	PLAN DESCRIPTION

Effective June 2001, Big Lots, Inc. (the “Company”) changed the name of the plan to Big Lots, Inc. Savings Plan and Trust (the “Plan”). The following brief description of the Plan provides only general information. Participants should refer to the Plan document for more complete information.

General – The purpose of the Plan is to encourage employee savings, to facilitate employee ownership of the common stock of Big Lots, Inc., and to provide benefits during the employee’s participation in the Plan and upon retirement, death, disability or termination of employment.

All employees of Big Lots, Inc. and any of its subsidiaries which have adopted the Plan are eligible to participate. Participants must have attained age twenty-one and have completed one year of service prior to eligibility. Eligible employees may begin participation on the first day of the month following satisfaction of eligibility requirements.

Contributions – For any plan year, participants may contribute to the Plan any whole dollar amount not less than 1% of their compensation for such plan year but not more than the lesser of $9,500 (or such larger amount in accordance with Code Section 402(g) which is $10,500 as of January 1, 2001) or 15% of their compensation for the plan year. For the Plan years 2001 and 2000, participant contributions were matched by the Company at a rate of 100% for the first 2% of salary contributed, and 50% for the next 4% of salary contributed. The Company’s matching contributions may be made in the form of common stock of the Company. Matching contributions are based on the December 31, 2001 closing price.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, actual earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants may elect to allocate their elective contribution to any of nine investment options in increments of 1%. Additionally, this allocation may be revised or investment balances may be transferred by the participant upon notifying participant services by telephone.

Vesting – Participants are immediately vested in their contributions, plus actual earnings thereon. Company matching contributions are subject to a five year vesting schedule. However, each participant shall be fully vested in the Company’s matching contributions allocable to their account in the event of retirement or other termination of employment on or after his or her 65th birthday, on account of disability, as defined, or by reason of death.

A participant whose employment terminates under circumstances other than those described in the preceding paragraph will be vested in a portion of the Company’s matching contribution based on years of service as follows:

Years of Service	Vested Percentage

Less than 2	–

At least 2 but less than 3	25

At least 3 but less than 4	50

At least 4 but less than 5	75

5 or more	100

Payment of Benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or annual installments over a ten year period. For termination of service due to other reasons, a participant may receive the value of their vested interest as a lump-sum distribution. The portion of the Company’s matching contribution that is not fully vested will be forfeited at the time employment terminates. The Company has the right to terminate or amend the Plan at any time. In the event of termination, the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances.

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to the Loan and Short Term Investment fund from the participant investment funds. One loan per participant may be outstanding at any time and the loan term may not exceed 5 years. Loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% (rounded to the next 1/4%) as quoted in The Wall Street Journal as of the most recent quarter end when the loan application is approved. Loan repayments, including interest, are through regular payroll deductions. The loan balance may be paid off at any time without penalty.

Reclassifications – Certain December 31, 2000 amounts have been reclassified to conform to the current year classifications.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments – Investments are reflected in the accompanying statements of net assets available for benefits at market value, which is the valuation of the security or interest in an equity fund at year-end as determined by the quoted market price. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Income Recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

C.	TAX STATUS

The Plan obtained its latest determination letter on November 21, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

D.	NONPARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets relating to nonparticipant directed investments is as follows:

	December 31,

	2001	2000

Net assets -

Big Lots, Inc. common shares	$22,347,810	$18,391,747

Year Ended
December 31,
2001

Changes in net assets:

Contributions	$6,726,391

Net depreciation	(132,170)

Benefits paid to plan participants	(1,639,644)

Administrative expenses	(95,483)

Transfers from participant directed investments	(903,031)

$3,956,063

E.	INVESTMENTS

The following presents investments that represented five percent or more of the Plan’s net assets.

	December 31,

	2001	2000

Big Lots, Inc. common shares*	$22,347,810	$18,391,747

Merrill Lynch Retirement Preservation Trust	32,232,141	29,145,734

Janus Twenty Fund		7,448,215

Merrill Lynch Basic Value Fund	12,642,448	12,681,998

Merrill Lynch Capital Fund	6,757,092	7,094,345

Merrill Lynch Global Allocation Fund	7,214,484	7,099,050

Merrill Lynch Growth Fund		5,358,711

Participant loans	5,705,458	6,532,053

*	Nonparticipant directed

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock	$(325,549)

Mutual funds	(6,590,890)

$(6,916,439)

F.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all vested benefits will be distributed to participants and beneficiaries.

G.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common stock of Big Lots, Inc., the Plan Sponsor. These transactions qualify as party-in-interest transactions.

******

BIG LOTS, INC. SAVINGS PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2001

		(c)
		Description of Investment
	(b)	Including Maturity Date, Rate of		(e)
	Identity of Issuer, Borrower,	Interest, Collateral, Par or	(d)	Current
(a)	Lessor, or Similar Party	Maturity Value	Cost	Value

	Common Stock -

*	Big Lots, Inc	Common stock; 2,148,828 shares	$39,124,826	$22,347,810

	Money Market Fund — Merrill Lynch Retirement Preservation Trust; 32,232,141 shares		32,232,141	32,232,141

	Mutual Funds:

	Dreyfus	S&P 500 Index Fund; 100,163 shares	3,854,269	3,347,438

	Fidelity	U.S. Bond Fund; 221,201 shares	2,361,042	2,388,847

	Janus	Twenty Fund; 132,944 shares	8,367,399	5,113,055

	Merrill Lynch	Basic Value Fund; 431,778 shares	13,963,305	12,642,448

	Merrill Lynch	Capital Fund; 252,736 shares	7,975,009	6,757,092

	Merrill Lynch	Global Allocation Fund; 561,438 shares	7,557,948	7,214,484

	Merrill Lynch	Growth Fund; 213,854 shares	6,013,570	3,876,117

	Total mutual funds		50,092,542	41,339,481

	Participant loans	8% - 10%, maturing primarily
		over the next 5 years	5,705,458	5,705,458

	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR		$127,154,967	$101,624,890

*	Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS, INC. SAVINGS PLAN AND TRUST

By: /s/ BRAD A. WAITE Brad A. Waite, Executive Vice President

Dated: June 27, 2002